

Mail Stop 3720

November 20, 2007

Mr. Frank B. Manning
President and Chief Executive Officer
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

> **Re: Zoom Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 0-19672**

Dear Mr. Manning:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Financial Statements
(2) Summary of Significant Accounting Policies
(d) Inventories

1. Reconcile for us your disclosure in the sixth paragraph of page 46 that your inventories are stated at cost determined on a FIFO basis to the statement in the fourth paragraph of page 20 indicating that your inventories are carried at standard cost. Describe how you determine standard cost and FIFO cost and quantify the differences at each balance sheet date.

2. Further we note that gross profit does not cover selling expenses for the year ended December 31, 2006 and for the three months ended June 30, 2007. Please refer to the fifth paragraph of page 11 of your June 30, 2007 Form 10-Q and explain to us how you determine lower of cost or market value for your inventory at each balance sheet date. Explain what you mean by the terms "if completed" cost and "selling price" used in the fifth paragraph of that page 11. Tell us how you determine that this "selling price" is realistic and reflects the economic conditions at the balance sheet dates. Tell us how you determine net realizable value and replacement cost in accordance with paragraphs 8 and 9 of Chapter 4 of ARB43 and reconcile these amounts to your reported values for each inventory class at these two balance sheet dates.

September 30, 2007 Form 10-Q

3. Addressing the relevant accounting literature, tell us how you concluded that you do not exercise significant influence in Unity Business Network, LLC. In this regard, we note that through your CEO you have a 20% representation in the board of directors of Unity.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director